[VOCALTEC LOGO]                                   [INTERNET TELEPHONY
                                                         EDITORS' CHOICE
                                                            AWARD 2005
                                                              GRAPHIC]


               VocalTec's Essentra BAX Wins Editor's Choice Award

          Internet Telephony Magazine Lauds Scalability and Reliability


Herzliya, Israel-April 5, 2005 - VocalTec Communications Ltd. (Nasdaq: VOCL) ("VocalTec"), a leading telecom equipment provider offering carrier class packet voice solutions, today announced that its Essentra BAX earned the honored Editor's Choice Award from TMC Labs, the product testing arm of Internet Telephony(R) Magazine. TMC Labs' evaluation, published in the March 2005 issue of Internet Telephony, examined the Essentra BAX platform and gave it an overall A rating. Features and GUI were each awarded 5 out of 5.

In testing the Essentra BAX, TMC Labs' engineers generated test calls with three different SIP-based end-user devices, including Cisco ATA-186, a Grandstream BT101, and a Sipura SPA 100. Not only was voice quality and latency good, but all the dialing tests passed with flying colors.

"VocalTec's Essentra BAX is a powerful platform that offers true scalability and reliability, as well as strong SIP support," said Tom Keating, TMC Labs - VP & CTO & Executive Technology Editor. "We could not have asked for a better platform for voice over broadband access."

"VocalTec is proud to accept Internet Telephony's Editors Choice award," commented Moti Suess, Chief Operating Officer, VocalTec Communications Ltd. "By giving this award to the Essentra BAX, Internet Telephony is highlighting the inherent strengths of our unique broadband access solution."

The Essentra BAX, currently being trialed by over 10 carriers, is part of VocalTec's expanded Essentra Product Suite, a versatile set of open and highly focused VoIP products for next generation network (NGN) operators and service providers. Essentra BAX allows service providers to take advantage of the growing availability of broadband access for business and residential customers in developed markets, such as North America and parts of Europe and Asia. At the same time, using Essentra BAX over a fixed wireless infrastructure represents a cost-effective access solution for low-teledensity and rural areas in emerging markets.

The carrier-grade and scalable Essentra BAX offers service providers a cost-effective entry into the world of broadband VoIP services. Featuring open interfaces, Essentra BAX can be easily and quickly implemented in the service provider's network facility. End users connect to the service through a SIP-based integrated Access Device (IAD), SIP Phones, soft phones or legacy telephones via line side MEGACO gateway. In addition to the newest capabilities just announced, Essentra BAX also supports traditional subscriber calling features, such as caller ID, call waiting, call forward, amongst others.

The review can be accessed at: http://www.vocaltec.com/News/Press.shtml

About VocalTec
VocalTec Communications Ltd. (VocalTec) is a leading telecom equipment provider offering next generation network (NGN) VoIP carrier class call control and hosted telephony platforms. Our customer base spans more than 100 countries and includes Deutsche Telekom, Intelcom San Marino (subsidiary of Telecom Italia Sparkle), RomTelecom and Hanoi Telecom. The company's flagship Essentra(R) Product offers carriers a rich set of residential and enterprise telephony services, supporting both legacy and advanced IP based multimedia devices. VocalTec's products provide carriers with call control, interface to legacy telephone systems as well as peering with other NGN. Being first to the VoIP market, VocalTec continues to offer most innovative and advanced telecommunication solutions for carriers and service providers who migrate from legacy TDM to NGN.

For further product details, please visit VocalTec's website at www.vocaltec.com.

NOTE: VocalTec and Essentra are registered trademarks of VocalTec Communications Ltd. Other trademarks are the property of their respective holders. Certain statements contained in this release may contain "forward-looking" statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations of VocalTec Communications' management and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained herein include information with respect to plans, projections or the future performance of VocalTec Communications or any of its subsidiaries or businesses or any of its customers, the occurrence of which involves certain risks and uncertainties, including, but not limited to, product and market acceptance risks, the impact of competitive pricing, competitive products, implementation of cost reduction plans, fluctuations in market demand, product development, commercialization and technological difficulties, and other risks detailed in the Company's reports filed from time to time with the Securities and Exchange Commission. VocalTec Communications is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.


Contacts:


VocalTec Communications Ltd.
Carmen Deville
Public and Investor Relations Manager
VocalTec Communications Ltd.
Tel: (US) 201-228-7000 x 6208
(Israel) +972-52-2781748
carmen@vocaltec.com